Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(2)
January 10, 2008 at 5:10 pm

Amer Sports announces next stage in plan to optimize the structure of its Winter and Outdoor business; winter sports equipment sales lower than expected in December

Despite the good snow conditions in most of the important winter sports markets during December, last year's reorder levels of winter sports equipment remained low. Amer Sports winter sports equipment sales for 2007 decreased 27% compared with 2006 (previous estimate was approximately 20%).

Amer Sports is announcing the next stage plan as follows:

According to the new plan there will be major changes in the structure of the group's Winter and Outdoor business. The reorganization plan announced today is estimated to reduce approximately 400 positions globally during the next 12 months. The goal is to finalize the new structure during the spring of 2008.

"We continue to develop our business model, with a goal of reaching a solid level of profitability for our winter sports business regardless of market conditions. This includes cost leadership enabling us to continue to invest in our strong brands. Our ambition is to increase our market share in winter sports equipment from its current 30% level to 40% globally," says Roger Talermo, Amer Sports Corporation President and CEO.

The one-time cost of the reorganization is estimated to be EUR 40 million. The cost will be accounted for in the Amer Sports 2007 financial statements. Amer Sports expects to realize annual cost-savings of EUR 20 million in 2009.

According to the plan, the industrial production of winter sports equipment will be separated from the Salomon and Atomic brand organizations. As a result of this action, the manufacturing of skis is planned to end in France, as is the manufacturing of ski boots in Austria. Purchasing and sourcing activities will be further consolidated.

Wilhelm Kerl, currently the Director of Operations at Atomic, is appointed as Vice President of Operations for Amer Sports Winter Sports Equipment, reporting to Michael Schineis, the President of Amer Sports Winter Sports Equipment.

Overlaps in R&D, sales, and administrative functions will be minimized.

Annecy, France will become the group's competence center for ski boots, cross-country boots and bindings, outdoor apparel, footwear and cycling. Altenmarkt, Austria will become the competence center for gliding products.

The strategic targets for the Winter Sports Equipment business are:

- to create the most efficient and flexible industrial network in the industry, enabling cost leadership
- to bring innovative products to market and offer continuously better consumer solutions for winter sports enthusiasts at every level
- to invest in and enforce the position of the two strongest brands in the industry through Salomon's and Atomic's unique characteristics and market positioning

Labor negotiations with employees have been started. Amer Sports will work in close collaboration with workers' representatives. All final decisions are subject to





applicable local employee information and consultation processes and other regulatory requirements.

For further information, please contact:
Mr Pekka Paalanne, Executive Vice President, Amer Sports, tel. +358 9 7257 8212

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION:
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www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

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